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PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Completes Merger with Patriot Bancshares, Inc.

Houston, TX – October 1, 2015 – Green Bancorp, Inc. ("Green") (NASDAQ: GNBC), the bank holding company that operates Green Bank, N.A., announced the completion of the merger of Patriot Bancshares, Inc. ("Patriot") with and into Green and the merger of Patriot Bank with and into Green Bank, all effective on October 1, 2015.

Patriot Bank, headquartered in Houston, TX, operated six locations in Houston, two in Dallas and one in Fannin County, Texas. As of June 30, 2015, Patriot, on a consolidated basis, reported total assets of $1.4 billion, total loans of $1.0 billion, total deposits of $1.1 billion and total shareholders' equity of $123.8 million.

"This is another solid move for Green Bancorp," said Manny Mehos, founder and chairman of the board. "Patriot Bank increases our scale and competitiveness in the Houston and Dallas markets. It is also our sixth and largest acquisition; we continue to look for more. "

Geoff Greenwade, president and chief executive officer of Green Bank, continues, "Patriot Bank's complementary branch network, capable staff and customer base enhance our opportunities for organic growth. This merger strengthens our presence in Houston and Dallas and diversifies our loan and deposit franchise. We're now focused on a seamless integration of the two organizations."

Under the terms of the merger agreement, Green issued approximately 10.4 million shares of Green common stock for all outstanding shares of Patriot common stock, including the converted Series D and Series F preferred stock. In addition, Patriot's $27.3 million Series B and Series C preferred stock were redeemed in connection with the closing.

Don Ellis, chairman and chief executive officer of Patriot, will serve the combined entity as vice chairman.

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About Green Bancorp, Inc.

Headquartered in Houston, Green Bancorp, Inc. is a bank holding company that operates Green Bank, N.A., in Houston, Dallas and Austin. Commercial-focused, Green Bank is a federally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Green Bancorp and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Green Bancorp's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Green Bancorp can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Green Bancorp's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Green Bancorp's Final Prospectus on Form 424(b)(4) and other reports and statements Green Bancorp has filed with the SEC. Copies of the SEC filings for Green Bancorp may be downloaded from the Internet at no charge from investors.greenbank.com.